Amendment No. 5 to
                                                       SEC File No.70-9565


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue

                          Morristown, New Jersey 07960

              (Name of company filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.

          (Name of top registered holding company parent of applicants)

T. G. Howson,                             Douglas E. Davidson, Esq.
Vice President and Treasurer              Berlack, Israels & Liberman LLP
S. L. Guibord, Secretary                  120 West 45th Street
GPU Service, Inc.                         New York, New York 10036
300 Madison Avenue
Morristown, New Jersey -07960

D. C. Brauer
Vice President
PGU Service, Inc.
300 Madison Avenue

Morristown, New Jersey 07960

                   (Names and addresses of agents for service)


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      GPU hereby amends its  Application  on Form U-1,  docketed in SEC File No.
70-9565, as heretofore amended, as follows:

1.    By amending Item 1 thereof to read in its entirety as follows:

     ITEM 1.      DESCRIPTION OF PROPOSED TRANSACTIONS.
                  -------------------------------------

            A. GPU proposes to organize a new, wholly-owned subsidiary company, ("Newco"), as a Delaware corporation whose initial purpose will be to acquire from time to time limited partner interests in EnerTech Capital Partners II, L.P., a Delaware limited partnership formed pursuant to an Agreement of Limited Partnership ("Partnership Agreement"), and any successor or affiliated limited partnership having substantially similar investment objectives and terms (EnerTech Capital Partners II, L.P. and all such successor or affiliated limited partnerships are herein collectively referred to as the "EnerTech Partnership"). The interests to be acquired by Newco in any EnerTech Partnership will in the aggregate not exceed $5 million.(1)

            B. The targeted size of the EnerTech Partnership's investment pool is $100 million, with a minimum commitment of $30 million necessary for an initial closing (the "Initial Closing"). Additional commitments may be added until the investment pool reaches a maximum not to exceed $150 million, unless otherwise approved by a majority in interest of the Limited Partners. The interests to be acquired by Newco will in the aggregate represent not more than 9.9% of the Limited Partner interests in any EnerTech Partnership.

            C. The sole general partner of the EnerTech Partnership ("General Partner") will be ECP II Management L.P., a Delaware limited partnership of which EnerTech Capital Partners II LLC is the managing general partner. The investments of the EnerTech Partnership will be managed by EnerTech Capital Partners ("EnerTech"), a group of experienced investment professionals associated with Safeguard Scientifics, Inc. and TL Ventures. EnerTech manages a similar partnership which was formed in 1996 with $50,000,000 of capital and is currently invested in twelve companies.

--------------------

(1) GPU has previously received Commission approval for investing in a similar investment fund focusing on environmental technologies. General Public Utilities Corporation, et al., HCAR No. 35-26230
      --------------------------------------------
      (File No. 70-8537) (February 8, 1995).

            1.    Investment Objectives

            The EnerTech Partnership is being formed to invest in companies (each a "Portfolio Company") engaged in activities primarily related to the electric and natural gas utilities and their convergence into the broader energy, communications and other utility-like services industries. The EnerTech Partnership will invest in companies (none of which will be an affiliate of GPU) engaged in the development of technologies in one or more of the categories set forth below.

                  a.    Information Technology and Systems Integration.
                        ----------------------------------------------

            Continuing advances in information technology ("IT") will play a significant role in the restructuring of the deregulated marketplace and will present significant opportunities for superior investment returns resulting from the application of these technologies to the changes in that marketplace. Traditionally, many of the IT applications and systems in the utility industry have been internally developed, resulting in long development cycles with little flexibility and significant expense. Today, the utilities' increasing reliance on IT solutions for competitive advantage is resulting in a commensurate increase in the use of off-the-shelf solutions. The EnerTech Partnership's managers expect to see a proliferation of new companies focused on innovative IT solutions and services for this market. The managers are focusing their attention on enterprise software and networking, CIS (customer information system) and billing applications, data mining and analysis tools, systems integration and support, and the transition to interactive e-commerce platforms. Other examples include transmission scheduling and sales, transaction and risk management and energy trading systems.

                  b.    Communications and Networking.
                        -----------------------------

            The evolution of the IT-enabled enterprise combined with the convergence of energy and telecommunications services provides the EnerTech Partnership with significant investment opportunities in communications and networking. Given the utilities' significant size, financial strength and their near-ubiquitous rights-of-way, the impact of utilities as both service providers and consumers of communications services is substantial.

          The   Enertech   Partnership's   managers   are  focused  on  enabling
technologies for utility enterprise communications and



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


also on the applications of e-commerce to the utilities and their customers. Utilities are expected to look to e-commerce applications to cut costs, enhance customer service, improve system capabilities, better manage their assets, improve marketing capabilities and retain customers. Interactive communications represent an opportunity for utilities to gather valuable information on consumer demographics and preferences and to integrate this information with real-time pricing and on-line analytical processing tools to develop new product and sales strategies.

            The EnerTech Partnership's investment opportunities in communications are expected to include fixed communication and data networks, building automation and controls, integration of voice and data networks, remote connectivity, supply chain and managed infrastructure applications.

                  c.    Customer Premise Products and Services.
                        --------------------------------------

            As utilities search for new ways to retain and serve their current customer base, the demand for innovative and competitive offerings will increase. In order to retain and attract their most valuable asset, utilities are actively seeking new products and services to bind them to their existing customers. Bundled offerings increase the "switching" costs for customers, thus providing a greater barrier to entry for competitors. In addition, a competitive, multi-service offering will allow utilities to attract new customers in a given service area and to compete in newly opened markets. Many of these products and services will be offered by new entrants, providing opportunities for entrepreneurial companies to compete directly or to "private-label" their products and services into the home, office and industrial markets.

            Similar  to  the  trends  coming  out  of  the  deregulation  of the telephone industry, there has been a proliferation of new technologies, products and services available to the utility customer. Examples include digital home networks, electronic security alarm monitoring services, power quality and efficiency devices, demand-side management tools, other energy conservation devices and distributed generation technologies. The EnerTech Partnership's managers expect to invest in companies developing new technologies and services as well as in more traditional later stage opportunities, where economies of scale and utility branding can leverage the EnerTech Partnership's participation.

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


            Consumer premise products and services represent one of the largest opportunities for the EnerTech Partnership's managers to leverage their experience for the benefit of the EnerTech Partnership's investments in emerging companies and new technologies. Selling to the utility or creating substantive business relationships requires a fundamental understanding of the utility business model and decision making process. The domain expertise and relationships with utilities of the EnerTech Partnership's managers provides a distinct advantage for investments in this area.

                  d.    Industry Specific Content and Consulting Services.
                        -------------------------------------------------

            Industries undergoing rapid and fundamental change invariably require greater amounts of information and assistance from industry specific service providers. Utility expenditures in 1998 for consulting services, research and industry specific information are estimated to be $3 billion and are expected to grow dramatically as deregulation continues. The EnerTech Partnership's managers are proactively looking to invest in companies taking advantage of this growing need for timely and focused information and are pursuing opportunities in consulting, publishing, research and information management services.

                  e.    Asset Utilization and Efficiency Improvement.
                        --------------------------------------------

            Many of today's utility infrastructure systems and equipment are based on technologies designed and created in the mid-1990s. Furthermore, the systems were designed and built for the purpose of providing "safe and reliable" service. Since profits were based on the level of capital investment, this historic focus on "safe and reliable" service resulted in redundant systems and conservative engineering specifications. Many utilities are increasingly focused on the optimal deployment of their infrastructure and are exploring strategies that allow them to leverage their sizeable investments in fixed assets to improve overall profitability.

            As a result,  a large  market  exists  for  companies  that can help utilities better utilize and increase the return on their existing infrastructure. These are technologies and services that improve the efficiency, speed, accuracy and flexibility of the utilities' physical infrastructure. Today, these assets include power plants, communications networks, transmission and distribution systems, rights-of-way and even the utility's substantial base of human resources.

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


            Products and technologies that fall into this category include power plant performance software and systems, distribution system automation, automated mapping and facilities management, supervisory control and data acquisition, system forecasting applications and work force management tools. Additional services that can leverage the utility delivery infrastructure include outage detection/notification, surge protection, power quality monitoring, security monitoring, hazard detection, appliance monitoring, electronic bill payment, messaging and many others.

            In addition to the primary  areas  identified  above,  the  EnerTech
Partnership's managers also expect to pursue investment opportunities arising out of the utilities' response to increased competition and the resulting reduction in margins. To counter these trends, utilities will focus on reducing costs and increasing the operating performance of their generation and distribution assets. Areas of expected interest will include alternative generation technologies, power quality improvements, environmental remediation processes, emission controls and waste disposal technologies.

            2.    Partnership Agreement.
                  ---------------------

            The term of the EnerTech Partnership will commence on the date of the execution of the Partnership Agreement and will continue until December 31, 2009. The General Partner may extend the term for up to two one-year periods to permit the orderly liquidation of the EnerTech Partnership's assets, upon written consent of the Limited Partners holding a majority in interest of the commitments of all Limited Partners. (Partnership Agreement, Sec. 1.4). The Partnership Agreement provides that, not later than the date of becoming a Limited Partner, each Limited Partner must contribute to the capital of the EnerTech Partnership up to 5% of the capital commitment of such Limited Partner. Thereafter, contributions will be made upon fifteen (15) days' notice, in increments necessary to fund investments and operating expenses, up to a maximum of 20% of total commitments being contributed per request. The General Partner will contribute an amount equal to 1.0% of the total capital commitments of all Limited Partners. The General Partner will make its capital commitments pari passu with the capital contributions of the Limited Partners.

            In addition, the General Partner, without the prior approval of a majority in interest of the Limited Partners, may not cause or permit the EnerTech Partnership to invest more than 15% of the EnerTech Partnership's total capital commitments in the

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


securities of any single Portfolio Company.(Partnership Agreement, Sec. 1.7(b)).

            Subject to certain limitations set forth in the Partnership Agreement, the management, operation and implementation of policy of the EnerTech Partnership will be vested exclusively in the General Partner. (Partnership Agreement, Sec. 2.1(a)). The General Partner may delegate certain of its authority to an investment manager ("Investment Manager") pursuant to an Investment Management Agreement. In addition, at the request of the General Partner, a Limited Partner may provide advisory services to a Portfolio Company.

            The EnerTech Partnership has an advisory board ("Advisory Board") comprised of business leaders, professional advisors and industry visionaries. Under the terms of the Partnership Agreement, the General Partner may remove any member of the Advisory Board at any time, and may appoint new or additional members from time to time. The Advisory Board will assist the General Partner in evaluating potential investments and provide such other services as the General Partner may from time to time request, but will have no authority to bind the EnerTech Partnership or take part in its management. (Partnership Agreement, Sec. 2.8).

            The EnerTech Partnership will also have a valuation committee ("Valuation Committee"), which will consist of three representatives of the Limited Partners, designated by the General Partner and approved by a majority in interest of the Limited Partners. The Valuation Committee, among other things, approves all valuations of securities by the General Partner and settles all conflict of interest situations. Approval of the Valuation Committee will be by a majority vote.

            The Investment  Manager will serve as the management  company of the
EnerTech Partnership. The Investment Manager will be EnerTech Management L.L.C., a Delaware limited liability company. All of the individual members of the General Partner's managing general partner will be officers of the Investment Manager. The Investment Manager will be responsible for identifying acquisition opportunities, structuring and negotiating the terms of such acquisition, arranging for all necessary financing, and monitoring the progress of and providing managerial assistance to the Portfolio Companies. The Investment Manager will also provide personnel, office space, telephone and utility expenses, supplies and other administrative services to the Enertech Partnership.

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


            From the date of the Partnership Agreement until five years after the Initial Closing, the EnerTech Partnership will pay to the Investment Manager quarterly in advance a management fee equal to 0.5% of the EnerTech Partnership's total capital commitments (assuming all commitments were in effect upon the initial formation of the EnerTech Partnership). Thereafter, the quarterly management fee shall equal 0.5% of an amount equal to total capital commitments less the cost of all securities disposed of or written off by the EnerTech Partnership. Partners admitted after the Initial Closing will be required to bear their proportionate share of the management fee and other operating and formation expenses form the Initial Closing date. Fifty percent (50%) of all fees or compensation accepted from Portfolio Companies by the Investment Manager will offset the management fee.

            The  management  fee  will  cover  all  expenses   associated   with
administering the EnerTech Partnership, including but not limited to, compensation of all professional employees and the cost of providing certain support and general services (e.g., office rental, secretarial, clerical and bookkeeping expenses).

            The EnerTech Partnership will be responsible for all other expenses related to its operations, including, but not limited to, its legal and auditing fees, costs related to the purchase or sale of securities whether or not purchased or sold, interest on borrowed funds, taxes, commissions and brokerage fees, the cost of directors' and officers' liability insurance, extraordinary expenses such as litigation and "broken deal" expenses, expenses resulting from due diligence and the normal course of activities related to the investments and prospective investments of the EnerTech Partnership, expenses associated with annual meetings of the EnerTech Partnership and the activities of the Valuation Committee and Advisory Board and expenses incurred in organizing the EnerTech Partnership.

            Profits, gains and losses (both realized and unrealized) will generally be allocated 80% to all Limited Partners, pro rata in accordance with their capital contributions, and 20% to the General Partner. Net short-term investment income (or loss) and expenses, represented by the excess or deficit of income on cash equivalent securities over operating expenses, will be allocated to the Limited Partners pro rata according to their respective capital contributions. In addition, if the capital account of the General Partner is reduced to the amount of its capital contribution, then remaining losses shall be specially allocated 1% to the General

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


Partner and 99% to the Limited Partners. In the event the capital account of the Limited Partners is reduced to zero, then 100% of remaining losses shall be specially allocated to the General Partner. Subsequent gains shall be specially allocated to reverse any such special allocations of losses.

            Distributions will be made at the General Partner's discretion. Net short-term investment income (net of expenses), will be distributed to all Partners pro rata in accordance with their capital contributions. Securities in kind (or net cash proceeds from their sale) will be distributed, until such time as the Limited Partners shall have received distributions totaling their respective capital contribution, in the following manner:

                  (a) an amount equaling the sum of (i) the EnerTech Partnership's cost for the total amount of such securities being distributed or which were sold; (ii) the aggregate amount of net losses previously realized by the EnerTech Partnership; (iii) the cost basis of the securities of all Portfolio Companies previously written off as a result of bankruptcy, liquidation or termination of operations of such Portfolio Company; and (iv) the allocable amount of cumulative operating expenses paid by the EnerTech Partnership, will be distributed to all Partners pro rata in accordance with their capital contributions;

                  (b) the balance of such distribution will be distributed 80% to the Limited Partners pro rata in accordance with their respective capital contributions and 20% to the General Partners.

            After the Limited Partners have received distributions equaling their respective capital contributions, any further distributions of securities in kind or the proceeds from the sale of securities will be made 80% to the Partners pro rata in accordance with their respective capital contributions and 20% to the General Partners.

            To the extent required, GPU requests authority to sell any Portfolio Company securities received as a distribution in kind. Unless GPU obtains approval from this Commission to retain such Portfolio Company securities, GPU undertakes that it will in good faith attempt to sell such Portfolio Company securities as soon as practicable, but in no event later than one year from the date of its receipt.

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


            GPU will, on or by May 1 of each year, report to the Commission (1) a description of each of Newco's Portfolio Company investments and (2) the dates of the receipt and disposition of each security received by Newco as an in kind distribution during the reporting period and the amount of other distributions during such period. Such report will be included as an appendix to the Annual Report on Form U-5-S filed pursuant to the Act. The foregoing reports shall be in lieu of any Certificates of Completion or Partial Completion otherwise required by Rule 24 under the Act.

            GPU also requests that the Commission reserve jurisdiction over the acquisition by Newco of limited partnership interests in any limited partnership that is a successor of or affiliated with the EnerTech Partnership pending completion of the record regarding such acquisition.

      D.    Rule 54 Analysis.
            ----------------

      The proposed transactions contemplate, among other things, the acquisition of securities by the GPU which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.

            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1999, GPU's average consolidated retained earnings was approximately $2.416 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $2.172 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $244 million in EWGs and FUCOs as of December 31, 1999.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

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


                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial statements will be prepared in
                        accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                              (2)   the financial statements for such
                        subsidiary will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to maintain books and records in accordance with GAAP;

                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and




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


                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

--------------------

(2) Pennsylvania Electric Company ("Penelec") is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.416 billion) represented an increase of approximately $49 million (or approximately 2%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.367 billion).

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. GPU will fund Newco's investment in the EnerTech Partnership from internal funds. Accordingly, the Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's

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


June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

            At December 31, 1999, GPU's common equity and debt represented 30.2% and 66.2%, respectively. As set forth in Exhibit H hereto, GPU expects its common equity ratio to increase during 2000 to approximately 35% of consolidated capitalization, principally as a result of the planned sale of certain FUCO investments. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

            GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

                  Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at December 31, 1999 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

2.    By filing the following exhibit in Item 6 thereto:

                  H - Actual and Pro Forma Capitalization and Capitalization Ratios as at December 31, 1999.

--------------------

(3) The first mortgage bonds of Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company are rated A+ by Standard & Poore Corporation, and Baa1, A3 and A2, respectively, by Moody's Investors Service, Inc.

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


                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, INC.


                                       By:
                                          -------------------------------
                                            T. G. Howson,
                                            Vice President and Treasurer


Date:  February         2000




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